Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

February 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	Bite Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed February 2, 2021 File No. 333-252406

Dear Ms. Barberena-Meissner:

On behalf of Bite Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated February 5, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on January 25, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to Registration Statement filed on February 2, 2021. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 of the Registration Statement (“Amendment No. 2”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Amendment No. 1 Registration Statement on Form S-1

Exhibits

1.	The exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation filed as Exhibit 3.2 indicates that it will not apply to suits brought to enforce any duty or liability created by the Securities Act. However, your disclosure on pages 37 and 87 states that the provision will not apply to any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

Response: The Company has revised Section 12.1 of its form of amended and restated certificate of incorporation and has filed such revised form of amended and restated certificate of incorporation as Exhibit 3.2 to Amendment No. 2 in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

February 5, 2021

2.	Please provide a legality opinion with respect to the shares underlying the warrants to be offered under the registration statement. In that regard, we note that you have included such shares in the registration fee table.

Response: In response to the Staff’s comment, the Company has filed a revised legal opinion as Exhibit 5.1 to Amendment No. 2, which provides a legality opinion with respect to the shares underlying the warrants to be offered under the Registration Statement.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Bite Acquisition Corp.

Alan I. Annex, Esq.